AVINO SILVER & GOLD MINES LTD.

CONSOLIDATED INTERIM BALANCE SHEET

April 30, 2000

(Unaudited — Prepared by Management)

ASSETS	2000		1999
	$		$
Current Assets
Cash		6,734		12,623
Accounts Receivable		6,724		5,805
Due from related parties (Note 6)		401,116		321,862

		414,574		340,290
Mining properties (Note 2)		3,2315,383		3,466,034
Investments (Note 3)		2,232,053		2,266,179
Other assets (Note 4)		$109,313		220,615

		5,971,323		6,293,119

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		225,089		100,805
Debenture payable		1,365,175		1,322,214

		1,590,264		1,423,019

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)		12,595,199		12,780,959
Contributed Surplus		184,967
Deficit		(8,297,238)		(7,808,991)

		4,482,928		4,971,968
Deduct: 14,180 shares held for future disposition, at cost		(101,869		(101,869)

		4,381,059		4,870,099

		5,971,323		6,293,118

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
For the Three Months Ended April 30, 2000

(Unaudited — Prepared by Management)

	2000		1999
	$		$
Revenue
Equity in (loss) earning of affiliate		163,197		(25,814)
Interest and other in-cost		251		1,266

		163,448		(24,548)
Expenses
Accounting and audit		4,365		530
Amortization of deferred financing costs		8,088		8,088
Consulting fees		7,500		7,500
Legal fees		340		2,199
Office services & supplies		5,923		8,844
Investor relations & communications		2,136		3,870
Transfer agent		455		1,009
Salaries & benefits		8,048		11,393
Travel & accommodation		1,309
Filing & listing fees		700
Interest expense		24,386		24,655
Foreign exchange (gain)				(800)

Insurance & taxes		500

		(61,741)		(69,297)

Net (loss) income for period		101,707		(93,845)
Deficit, beginning of year		(8,398,945)		(7,715,146)

Deficit, end of year		(8,297,238)		(7,808,991)

AVINO SILVER & GOLD MINES LTD.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN FINANCIAL POSITION For the Three Months Ended April
30, 2000

(Unaudited — Prepared by Management)

	2000		1999
	$		$
Operating Activities
Gain (loss) for the period		101,707		(93,845)

Items not involving cash:
Amortization		8,088		8,088
Share of loss (income) from affiliated company		(163,197)		25,814

		(53,402)		(59,943)
Changes in non-cash working capital		59,753		(46,512)

		6,351		(106,455)

Investing Activities
Debentures				(23,184)
Resource properties		(5,217)		(9,995)

				(33,179)

Financing Activities
Debenture payable				(17,530)
Issuance of shares				35,063

				17,533

Increase (decrease) in cash and equivalents		1,134		(122,101)
Cash, beginning of period		5,600		134,724

Cash, end of period		6,734		12,623

AVINO SILVER & GOLD MINES LTD.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENT
April 30, 2000

1. Summary of significant accounting policies

Joint Venture Investments in joint ventures are accounted for by the proportionate consolidation method. At the balance sheet date the Company had a 50% interest in a joint venture with Bralorne-Pioneer Gold Mines Ltd. The accompanying financial statements include the Company’s proportionate share of the assets, liabilities and expenses of the joint venture.

2. Mineral Properties

Exploration and development expenditures incurred during the period are as follows:

Balance beginning of period:		$3,210,166
Bralorne Property {r}
Mining supplies	32
Meals, accommodation & transportation	17
Taxes, assessment & licenses	31
Mine power	1,904
Mine office	861
Insurance	2,372	5,217
Balance end o f period		$3,215,383

3. Investments

Investments consist of:

Investments accounted for using the equity method:

Cia Minera Mexicana de Avino S.A. de C.V. (“Cia Minera”)	$2,192,933

Investments carried at cost:
Bralorne-Pioneer Gold Mines Ltd.	25,000
Levon Resources Ltd.	14,120

2,232,053

4. Other Assets

Other assets consist of:

Deferred financing charges related to establishing debenture payable	$281,317
Accumulated amortization	(248,267)
33,050
Deferred foreign exchange loss on debenture payable	33,584

66,634
42,679

Term deposits	$109,313

5. Share Capital

Authorized: 25,000,000 common shares without par value
Issued:

	Shares	Amount
Balance, beginning of period	4,577,686	$12,595,199
Balance, end of period	4,577,686	$12,595,199

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $30,765 to a company with two common directors for reinbursement of costs incurred on behalf of the company for administrative and exploration costs.

ii) $7,500 to a private company controlled by a Director for consulting fees.

b) Included in the accounts receivable is an amount of $321,243 due from the joint venture as disclosed in Item 1 and $79,874 due from public companies having common directors.

c) Included in the accounts payable is an amount of $31,951 due to a private company controlled by two directors as disclosed in a)i) above;